LAW OFFICES OF CRAIG V. BUTLER

9900 Research Drive
Irvine, California 92618
Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

October 21, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  David R. Humphrey

Re:

Green Automotive Company

Form 10-K for Fiscal Year Ended December 31, 2012

Filed May 20, 2013, As Amended July 10, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed August 14, 2013

File No. 0-54049

Dear Mr. Humphrey:

We herein provide the following responses to your comment letter dated September 6, 2013, regarding the above-mentioned Annual Report on Form 10-K for the year ended December 31, 2012, as amended, and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013, as amended, for Green Automotive Company (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing an amended Form 10-K/A (the “Amended 10-K/A”) and an amended Form 10-Q/A (the “Amended 10-Q/A”) in conjunction with this comment response to address the comments.

Form 10-K for Fiscal Year Ended December 31, 2012, and as Amended

Explanatory Note, page 1

1.

We note you restated your audited financial statements for the years ended December 31, 2012 and 2011 to correct inaccuracies caused by incorrectly applying a 16.667% limitation to the conversion terms of your Series A Convertible Preferred Stock. In this regard, an Item 4.02 Form 8-K should have been filed within four business days of management’s conclusion that the audited financial statements included in the Annual Report On Form 10-K for the year ended December 31, 2012, as originally filed on May 20, 2013, should no longer be relied upon. Please file the required Item 4.02 Form 8-K immediately.

The Company has filed the required Item 4.02 Form 8-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Operating Results, page 20

Results of Operations for the Years Ended December 31, 2012 and 2011, page 23

2.

Please include disclosure indicating that the amounts for fiscal years ended December 31, 2012 and 2011 have been restated. In addition, provide a cross-reference to Note 14 to the audited financial statements.

In the Amended 10-K/A, the Company has included the requested disclosures and cross-referenced to Note 14 to the audited financial statements.

LAW OFFICES OF CRAIG V. BUTLER

David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

October 21, 2013

Financial Statements

Consolidated Balance Sheets, page F-3

3.

Your consolidated balance sheets indicate that there was no Series A Preferred Stock issued and outstanding at December 31, 2011. However, based on your consolidated statements of stockholders deficit, it appears that you had 500,000 shares of Series A Preferred Stock issued and outstanding at December 31, 2011.  Please advise, and revise as appropriate.

In the Amended 10-K/A, the Company has included and accounted for the 500,000 shares of Series A Preferred Stock.

Consolidated Statements of Operations, page F-4

4.

It appears that you present the change in fair value of your derivative liability as a loss on settlement of debt. Please clarify and revise as appropriate.

The derivative liability arose from the 500,000 Series A Preferred shares being issued in lieu of debt.

The initial calculation was debit as loss in settlement of debt and credit the derivative liability.  This is the initial calculation for the fair value of derivative liability from the Series A Convertible Preferred stock.  The change in fair value of derivative liability will be computed after this initial calculation.

5.

Please reclassify your consolidated statement of operations to present the gain or (loss) on disposal of equipment as well as the impairment of long lived assets as part of the Loss before other expenses. For guidance, refer to ASC 360-10-45-5 and footnote 68 of SAB Topic 13(B).

In the Amended 10-K/A, the Company has reclassified the 2012 and 2011 Consolidated Statement of Operations to present the gain or (loss) on disposal of equipment as well as the impairment of long lived assets as part of the Loss before other expenses.

6.

On page 23, you indicate that general and administrative expenses include approximately $3.3 million of stock based compensation expense. In this regard, please consider presenting stock based compensation expense as a parenthetical note on the face of your consolidated statements of operations or as a separate line item within such statement. See SAB No. 107, Share-Based Payments, Topic 14.F.

In the Amended 10-K/A, the Company has

reclassified the 2012 and 2011 Consolidated Statement of Operations to present the stock based compensation expense as a separate line on the statement.

7.

Please revise to present both basic and diluted loss per share on the face your consolidated statement of operations as required by ASC 260. In addition, please revise your notes to include the required disclosures under ASC Topic 260-10-50-1(c).

The Company agreed with this Comment and revised the notes in the Amended 10-K/A Filing to include the required disclosures in the Company’s significant accounting policy – net loss per common shares.

In addition, the Company revised “weighted average shares” to “weighted average shares outstanding (basic and diluted)” and for “loss per share” the Company revised to “loss per share (basic and diluted).”

LAW OFFICES OF CRAIG V. BUTLER

David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

October 21, 2013

Consolidated Statements of Stockholders’ Deficit, page F-6

8.

Based on your consolidated statements of the stockholders’ deficit, it appears that you include 10,000,000 shares of Series B Preferred Stock issued to GAC Automotive, Services, Inc. (“GAC Auto”) within stockholders deficit. However, as GAC Auto is your wholly-owned subsidiary, and such shares have not been issued outside of your consolidated company, it is unclear why this transaction has not been eliminated in the consolidated financial statements. Please revise or advise.

The Series B Preferred Shares were issued by the Company (the parent company) to its 100% subsidiary, GAC Auto.  Since they were issued by the Company they have to be reflected in the parent company’s books on consolidation.  Since the Company did not receive any consideration for the issuance of the 10,000,000 shares of Series B Preferred Stock, the par value of the preferred shares ($10,000) is offset by the exact amount in APIC ($10,000).

Note 1. Description of Business, page F-9

Newport Coachworks Transaction, page F-10

9.

Please disclose the reasons why you have not issued the 5,000,000 closing shares as of December 31, 2012. In particular, we note that such shares were due at the time the transaction closed in October 2012. Please advise.

The Company initially failed to issue the 5,000,000 shares due to an administrative oversight.  The delay was further compounded because on May 7, 2013 the Company filed an Ex Parte Motion For Temporary Restraining Order against The Barclay Group (“TBG”) in the Utah District Court in Salt Lake City, Utah (the “Utah TRO”). After a brief hearing on May 7th, the Court, decided that there was enough evidence presented by the Company to justify the issuance of a Temporary Restraining Order to prohibit TBG’s sale its shares of the Company’s common stock. However, in addition to prohibiting TBG from transfer its shares of the Company’s common stock, the Judge’s order prohibit the Company from issuing any shares of its common stock in order to ensure TBG was not prejudiced until final resolution of the matter.  The matter was finally resolved on May 9, 2013, and the order prohibiting the Company from issuing shares of its stock was lifted on May 16, 2013.  The Company issued the 5,000,000 shares to Mr. Read on July 18, 2013.

The Company reflected the $250,000 liability for the proposed share issuance in our records at December 31, 2012, March 31, 2013, and June 30, 2013.  Since the shares were issued on July 18, 2013, which is in the Company’s third fiscal quarter to be reported in its Form 10-Q for the period ended September 30, 2013, the liability owed to Mr. Read will be reclassified to equity in the period ended September 30, 2013.

10.

In addition, please tell us how you have reflected the liability for this share issuance in your audited financial statements.

The liability is reflected as 5,000,000 shares at 5 cents a total of $250,000 under other liabilities. It is disclosed on the face of the Balance Sheet as “Shares owed to Carter Read on purchase of NCI” on page F-3.  Since the shares were issued on July 18, 2013, the Company will transfer the liability to equity in its 10-Q for the period ended September 30, 2013.

LAW OFFICES OF CRAIG V. BUTLER

David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

October 21, 2013

Note 3. Summary of significant accounting policies, page F-11

Impairment of long lived assets, page F-12

11.

You indicate that you incurred an impairment charge to goodwill and other intangibles during the year ended December 31, 2012. In this regard, please revise your note to include the required disclosures in ASC 350-20-50-2.

In the Amended 10-K/A, the Company has updated its disclosures to include ASC 350-20-50-2 under impairment of long lived assets on page F-12.

12.

You also incurred impairment charges related to licenses and homologation costs during the year ended December 31, 2012. In this regard, please revise your note to include the required disclosures in ASC 350-30-50-3.

In the Amended 10-K/A, the Company has updated the disclosures to include ASC 350-20-50-3 under impairment of long lived assets on page F-12.

Note 4. Acquisitions, page F-17

13.

We note your tabular disclosure of the purchase price allocation. However, please separately disclose the purchase price allocation for the Liberty Electric and NCWI acquisitions. Such disclosure should include the amount of goodwill identified for each transaction. In addition, disclose within each table, the total purchase price and describe type of consideration provided to the seller, along with a discussion of your valuation methodology for the consideration provided. Your disclosures should also indicate whether the allocated purchase price for each acquisition is preliminary or final.

The Company has amended the relevant disclosures in the Amended 10-K/A per the Comment.

14.

In addition, please disclose the supplemental pro forma financial data required by ASC Topic 805-10-50-2(h).

The Company has amended the relevant note disclosures in the Amended 10-K/A per the Comment.

Note 10. Equity (As Restated), page F-22

15.

The first paragraph of this note indicates that you reached an agreement that FMS should forgive all amounts owed from the Company, including the accrued interest as documented under the individual convertible promissory notes for a total of $1,205,950. However, the second paragraph of note 8 indicates that the amount of the promissory notes totaled $1,139,670. Please advise and revise as appropriate.

In the Amended 10-K/A, the Company amended the disclosure to clearly disclose the appropriate amounts and include the additional accrued interest of $66,280 that are forgiven.

LAW OFFICES OF CRAIG V. BUTLER

David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

October 21, 2013

Note 13. Subsequent Events, page F-25

16.

In the last sentence of the last paragraph of this note you refer to the attached Memorandum Decision and Order. However, it is not clear where you have filed this Memorandum Decision and Order. Please advise.

The Memorandum Decision and Order has been attached as Exhibit 99.1 to the Amended 10-Q/A for June 30, 2013, the period in which the Order was issued.

Note 14. Restatement, page F-26

17.

Please expand your disclosures to describe the derivative transactions related to the Series A Convertible Preferred Stock, including the date(s) the preferred stock was issued, the number of preferred shares issued, the derivative instrument identified, the initial value assigned to the derivative liability and the value that should have been recorded.

The Company has revised the disclosures in the Amended 10-K/A per this Comment.

18.

In addition, please revise this note to discuss you restatement for the impairment of goodwill and premature revenue recognition disclosed in your nine months ended September 30, 2012 (and comparative 2011 period) financial statements included in Form 8-K/A filed on August 14, 2013. In this regard, you should clearly indicate that your interim period financial statements were restated for these items. These additional disclosures should provide significant details regarding the restatement adjustments, as well as include restated financial statements for the affected interim quarterly periods.

The following refer to the Restated Condensed Consolidated Balance Sheet in the Company’s Amended 10-K/A:

(a)

$101 movement in cash was decreased due to foreign exchange translation. This is an immaterial reclass entry.

(b)

$(212,079) movement represented the adjustment of accounts receivable deemed uncollectable as adjusted for foreign exchange translation. This is part of the impairment of assets restatement.

(c)

$(263,489) movement is the impairment of the remaining Zyote vehicles held in inventory which were crushed and destroyed. This is part of the impairment of assets restatement.

(d)

$11,334 movement represents shares held in Avid Group which was previously shown under other current assets which were sold in 2013. This is part of the impairment of assets restatement.

(e)

$(476,575) movement relates to write down in investments totalling $481,790 plus re-classification of shares held in Avid Group as stated in (d) above and re-classification of value added taxes due to the Company of $15,599 plus foreign exchange translations. This is part of the impairment of assets restatement and the $15,599 reclass entry is considered immaterial.

(f)

$(1,362) movement relates to a $710 write down of a vehicle asset and the balance due to foreign exchange translation. This is part of the impairment of assets restatement.

(g)

$(3,733,543) movement relate to impairment of goodwill and intangible assets arising from the purchase of Liberty Electric Cars Limited. This is part of the impairment of assets restatement.

(h)

$119,606 movement relates to $15,599 reclassified now as other assets (see (e) above), additional accounts payable of $102,179 previously shown under notes payable (see (k) below), inclusion of Directors fees payable of $10,500 previously shown under Accounts Payable – related parties (see (i)  below), less $8,306 should be in Profit and Loss and the balance due to foreign exchange translation. These are immaterial reclass entries to provide greater clarity

LAW OFFICES OF CRAIG V. BUTLER

David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

October 21, 2013

(i)

$(145,500) movement relates to $10,500 now reclassified under Accounts Payable (see (h) above), $117,000 reclassified separately as sums due to Global Market Advisors (see (p) below) and $18,000 now in profit and loss. These are immaterial reclass entries to provide greater clarity.

(j)

$72,740 movement relates to premature revenue recognition of grant and membership income. These are related to the restatements related to revenue recognition.

(k)

$(329,708) movement relates to $102,179 reclassified to accounts payable (see (h) above), $187,644 has been reclassified to long term liabilities (see (r) below ) and $39,885 reclassified to other payables (see (q) below). These are immaterial reclass entries made to provide greater clarity.

(l)

$(81,690) movement relates to $125,000 reclassified separately as funds received from First Market Services not converted to preference shares (see (n) below) and $25,000 as sums due to Global Trade Finance with $43,225 of invoice discounting facility being reclassified from other payables and the balance due to foreign exchange translation. These are immaterial reclass entries.

(m)

$5,805,634 movement is due to increased derivative liabilities. The original valuation was based on 530,000 Series A Preferred Shares (Convertible to Common Stock) converting to a restricted 55,207,086 of common stock at a Black Scholes value of $0.028 per share giving a liability of $1,566,988.  The revised valuation was based on an unrestricted 170,658,563 of common stock at a Black Scholes value of $0.043 per share giving a liability of $7,258,397.  This gave rise to a further $5,691,409 of derivative liability.  In addition, there was a $114,225 mark-to-market adjustment for convertible debt held by LEC.  This relates to the restriction originally assumed was placed upon the convertibility of Series A Preferred shares and is related to the restatement due to the derivative liability.

(n)

$100,000 movement was due to reclassification from credit facility and other advances (see (l) above). This is an immaterial reclass entry made to provide greater clarity.

(o)

$25,000 movement was due to reclassification from credit facility and other advances (see (l) above).  This is an immaterial reclass entry made to provide greater clarity.

(p)

$117,000 movement represents a reclassification from accounts payable – related parties (see (i) above).  This is an immaterial reclass entry made to provide greater clarity.

(q)

$(3,262) movement relates to reclassification of $39,885 VAT liability from current portion of notes payable (see (k) above) and $43,225 reclassified under credit facility and other advances (see (l) above) These are immaterial reclass entries made to provide greater clarity.

(r)

$152,854 movement relates to $187,644 reclassified from current notes payable (see (k) above, $206,030 of additional costs accrued, less $63,777 debt discount and the balance due to foreign exchange translation.  These are immaterial reclass entries made to provide greater clarity.

(s)

$10,000 movement represents the inclusion of 10,000,000 Series B Preferred Shares issued to a subsidiary.  This is an immaterial reclass entry made to provide greater clarity.

(t)

$(5,000) movement represents the cancellation of 5,000,000 of common stock previously issued.  This is an immaterial reclass entry made to provide greater clarity.

(u)

$(46,602) movement relates to $36,606 now shown under profit and loss as gain on conversion of debt to stock, $10,000 reduction for Series B Preferred Shares issued to subsidiary. These are immaterial reclass entries made to provide greater clarity.

(v)

$(159,856) movement represents the foreign exchange translation adjustment.  This is the result of the impact of the asset impairment restatement and the restatement related to revenue recognition.

LAW OFFICES OF CRAIG V. BUTLER

David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

October 21, 2013

Exhibit 31 and Exhibit 32 Certifications

19.

Please revise your Exhibit 31.1 and Exhibit 32.1 Certifications to indicate that Mr. Fred Luke is the President and also as Chief Executive Officer.

Mr. Luke is no longer the President of the Company and, as a result, is not signing the Exhibit 31.1 and 32.1 Certifications.  Mr. Ian Hobday, as Chief Executive Officer, is signing in that capacity.  As a result, the Company has included language in its Explanatory Note to the Amended 10-K/A to explain that Mr. Luke signed as the Company’s chief executive officer when he signed the Certifications to the original Annual Report on Form 10-K as well as the amended Form 10-K/A as President of the Company.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

20.

Please revise your June 30, 2013 Quarterly Report on the Form 10-Q to comply with the above comments, as applicable.

The Company has made the applicable revisions to the Amended 10-Q/A.

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely

/s/ Craig V. Butler

Craig V. Butler, Esq.

LAW OFFICES OF CRAIG V. BUTLER

David R. Humphrey

United States Securities and Exchange Commission

Division of Corporation Finance

October 21, 2013

[Green Automotive Company Letterhead]

October 21, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  David R. Humphrey

Re:

Green Automotive Company

Form 10-K for Fiscal Year Ended December 31, 2012

Filed May 20, 2013, As Amended July 10, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed August 14, 2013

File No. 0-54049

Dear Mr. Humphrey:

Green Automotive Company (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on October 21, 2013:

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely

/s/ Ian Hobday
Ian Hobday
Chief Executive Officer